Exhibit 99.5

Letter Agreement

December 10, 2015

Canada Pension Plan Investment Board

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

Ladies and Gentlemen:

Reference is made to the Registration Rights Agreement, dated June 24, 2014, by and among Markit Ltd., a Bermuda exempted company (the “Company”), and the Shareholders party thereto, including Canada Pension Plan Investment Board (“CPPIB”), as amended by Amendment No. 1 thereto dated as of June 10, 2015 (as so amended, the “Agreement”). Capitalized terms used herein shall have the meaning set forth in the Agreement except as otherwise defined herein.

CPPIB has notified the Company that it has agreed to purchase from JPMC Strategic Investments II Corporation 5,253,940 common shares, par value $0.01 per share, of the Company (the “Purchased Shares”). The parties hereto agree that solely for purposes of Article 2 of the Agreement, and notwithstanding the last sentence of the definition of “Initial Ownership” in Section 1.01 of the Agreement, the Purchased Shares shall be deemed to be Initial Ownership Common Shares of CPPIB. Except as provided in this paragraph, the Agreement shall remain in full force and effect.

This letter agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without regard to the conflicts of laws rules of such state.

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Very truly yours,

MARKIT LTD.

By:	/s/ Jeff Gooch
Name: Jeff Gooch Title: Chief Financial Officer

Confirmed and accepted:

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ R. Scott Lawrence
Name: R. Scott Lawrence Title: Managing Director, Head of Relationship Investments

By:	/s/ Eric Wetlaufer
Name: Eric Wetlaufer Title: Senior Managing Director, Global Head of Public Market Investments